Hemisphere GPS
4110 9th Street SE
Calgary AB T2G 3C4 Canada
Phone: (403) 259-3311 Fax: (403) 259-8866
www.hemispheregps.com

August 7, 2007

Office of International Corpora
Division of Corporation Financ
Securities and Exchange Commi
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: CSI Wireless Inc. Rule 12g3-2(b) Submission
File No. 82-34943

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we furnish you herewith the following:

1. Financial Statements for the quarter ending June 30, 2007
2. Management's Discussion and Analysis for quarter ending June 30, 2007
3. Form 52-109F2 – Certification of Interim Filings – CFO
4. Form 52-109F2 – Certification of Interim Filings – CEO
5. Press Release dated August 1, 2007 – Hemisphere GPS Reports 2007 Second Quarter Results
6. Press Release dated July 27, 2007 – Hemisphere Second Quarter Conference Call Notice
7. Press Release dated July 17, 2007 – Hemisphere GPS' Crescent R100 Series RTK Technology now shipping
8. Press Release dated June 19, 2007 – Hemisphere GPS Introduces Crescent V100 Series GPS Compass
9. Press Release dated June 5, 2007 – Hemisphere GPS Announces New Feature for Outback S2 and eDrive TC
10. Articles of Amendment
11. Certificate of Amendment

Please contact us should you have any questions, 403-259-3311.

Yours truly,
Hemisphere GPS Inc.

Tracy Bedard
Executive Assistant

File No.
82-34943

Consolidated Financial Statements of

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Three and six month periods ended June 30, 2007 and 2006

Hemisphere GPS

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Balance Sheets
(unaudited)

	June 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 12,430,697	$ 11,160,405
Accounts receivable	9,087,930	4,995,204
Inventories	12,810,878	11,479,139
Deferred commissions	181,276	111,619
Prepaid expenses and deposits	423,194	550,530
Current assets of discontinued operations (note 4)	434,693	1,360,735
	35,368,668	29,657,632
Deferred commissions	325,522	246,414
Property and equipment	8,255,797	8,507,990
Intangible assets	3,991,219	4,332,591
Goodwill	22,961,432	22,961,432
Assets of discontinued operations (note 4)	116,380	116,380
	$ 71,019,018	$ 65,822,439
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 7,852,623	$ 5,785,501
Deferred revenue	1,056,960	773,527
Current portion of long-term debt	-	300,517
Current portion of capital leases	262,169	291,057
Current liabilities of discontinued operations (note 4)	253,924	974,505
	9,425,676	8,125,107
Deferred revenue	2,183,781	1,672,116
Capital lease obligations	-	101,714
Shareholders' equity:		
Share capital (note 2)	104,461,414	104,013,743
Contributed surplus	3,044,514	2,776,468
Deficit	(48,096,367)	(50,866,709)
	59,409,561	55,923,502
	$ 71,019,018	$ 65,822,439

See accompanying notes to consolidated financial statements.

Hemisphere GPS

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Statements of Operations and Deficit
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Sales	$ 15,892,790	$ 16,906,522	$ 35,397,651	$ 32,420,557
Cost of sales	8,478,103	8,527,815	18,320,669	17,839,429
	7,414,687	8,378,707	17,076,982	14,581,128
Expenses:				
Research and development	1,296,534	1,227,480	2,562,897	2,397,616
Sales and marketing	2,202,955	2,341,897	5,295,084	5,160,966
General and administrative	2,642,049	1,531,524	4,607,221	2,861,553
Stock-based compensation (note 2(c))	184,769	185,816	404,567	329,119
Amortization	561,677	618,978	1,164,805	1,205,904
	6,887,984	5,905,695	14,034,574	11,955,158
Earnings before undernoted items	526,703	2,473,012	3,042,408	2,625,970
Foreign exchange loss	273,332	761,764	226,479	828,374
Interest and other income	(146,451)	(93,949)	(220,267)	(109,776)
Loss on sale of marketable securities	38,809	-	38,809	-
Restructuring costs	-	1,043,000	-	1,043,000
Earnings from continuing operations	361,013	762,197	2,997,387	864,372
Loss from discontinued operations (note 4)	(122,155)	(2,929,263)	(227,045)	(12,186,261)
Net earnings (loss) and comprehensive income (loss)	238,858	(2,167,066)	2,770,342	(11,321,889)
Deficit, beginning of period	(48,335,225)	(40,134,969)	(50,866,709)	(30,980,146)
Deficit, end of period	$(48,096,367)	$(42,302,035)	$(48,096,367)	$(42,302,035)
Earnings per common share from continuing operations:				
Basic and diluted	$ 0.01	$ 0.02	$ 0.06	$ 0.02
Earnings (loss) per common share:				
Basic and diluted	$ 0.01	$ (0.05)	$ 0.06	$ (0.25)
Weighted average shares outstanding:				
Basic	46,188,924	45,926,078	46,142,078	45,912,790
Diluted	46,537,696	45,926,078	46,311,534	45,912,790

See accompanying notes to consolidated financial statements.

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Cash flows from (used in) operating activities:				
Earnings from continuing operations	$ 361,013	$ 762,197	$ 2,997,387	$ 864,372
Items not involving cash:				
Amortization	561,677	618,978	1,164,805	1,205,904
Stock-based compensation	184,769	185,816	404,567	329,119
Loss on sale of marketable securities	38,809	-	38,809	-
Unrealized foreign exchange gain	-	(18,034)	-	(4,106)
	1,146,268	1,548,957	4,605,568	2,395,289
Change in non-cash operating working capital:				
Accounts receivable	218,664	980,763	(4,731,933)	(348,652)
Inventories	(607,584)	(476,053)	(1,331,739)	483,537
Prepaid expenses and deposits	(46,587)	253,359	127,336	222,668
Deferred commissions	(27,354)	(118,129)	(148,765)	(259,439)
Accounts payable and accrued liabilities	(1,063,502)	(2,687,601)	2,067,122	442,298
Deferred revenue	169,129	(954,483)	795,098	1,726,977
	(210,966)	(1,453,187)	1,382,687	4,662,678
Cash used in discontinued operations (note 4)	(530,576)	(1,005,808)	(21,584)	(6,012,987)
	(741,542)	(2,458,995)	1,361,103	(1,350,309)
Cash flows from (used in) financing activities:				
Long-term debt	-	(127,008)	(300,517)	(255,889)
Capital lease obligations	(82,289)	(99,773)	(130,602)	(166,387)
Issue of share capital, net of share issue costs	299,217	237,975	311,151	330,699
Cash from discontinued operations (note 4)	-	3,277,061	-	2,977,665
	216,928	3,288,255	(119,968)	2,886,088
Cash flows from (used in) investing activities:				
Purchase of property and equipment	(422,086)	(189,791)	(571,241)	(700,090)
Business acquisition, net	-	-	-	(959,302)
Proceeds on sale of marketable securities	600,398	-	600,398	-
Cash used in discontinued operations (note 4)	-	(45,437)	-	(117,035)
	178,312	(235,228)	29,157	(1,776,427)
Increase (decrease) in cash position	(346,302)	594,032	1,270,292	(240,648)
Cash, beginning of period	12,776,999	11,760,674	11,160,405	12,595,354
Cash, end of period	$ 12,430,697	$ 12,354,706	$ 12,430,697	$ 12,354,706
Supplemental disclosure:				
Interest paid	$ 5,280	$ 24,924	$ 26,971	$ 53,844
Interest received	$ 127,836	$ 125,228	$ 223,217	$ 194,434

See accompanying notes to consolidated financial statements.

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Notes to Consolidated Financial Statements

Three and six month periods ended June 30, 2007 and 2006
(unaudited)

---

1. Basis of presentation:

The accompanying unaudited consolidated financial statements for Hemisphere GPS Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The disclosures in these interim financial statements are incremental to those included within the annual financial statements and should be read in conjunction with those annual statements. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2006, except for the following changes in accounting policies.

On January 1, 2007, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") regarding the recognition, measurement, disclosure and presentation of financial instruments. Under these standards, financial instruments must be classified into one of five categories: (i) held-for-trading, (ii) held-to-maturity, (iii) loans and receivables, (iv) available-for-sale, and (v) other financial liabilities. The new standards require that all financial instruments within the scope of the standards, including all derivative instruments, be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities – except those in the held-for-trading and available-for-sale categories – must be determined at amortized cost using the effective interest rate method. Held-for-trading financial instruments are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial instruments are measured at fair value with changes in fair value recognized in comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated accounts receivable as "loans and receivables", which are measured at amortized cost. Marketable Securities have been designated as "held-for-trading", which are measured at fair value with changes in such value included in earnings. Accounts payable and accrued liabilities are classified as "other financial liabilities" which are measured at amortized cost.

The Company also adopted as of January 1, 2007 new standards with respect to comprehensive income. The new standards require a statement of comprehensive income, if there are items that give rise to comprehensive income or loss. The Company did not identify any such items giving rise to comprehensive income or loss in the three and six month periods ended June 30, 2007, or that would result in an adjustment to opening balances for accumulated other comprehensive income or loss.

The Company was also required to adopt new accounting standards with respect to hedging activities. As the Company does not currently have a hedging program that is impacted by this accounting standard, the adoption of these standards has no impact on the financial statements.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

2. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of shares	Amount
Balance, December 31, 2006	46,125,616	$ 104,013,743
Issued on exercise of stock options	19,453	28,908
Share issue costs	-	(16,974)
Transfer from contributed surplus on exercise of stock options	-	3,886
Balance, March 31, 2007	46,145,069	$ 104,029,563
Issued on exercise of stock options	150,902	299,217
Transfer from contributed surplus on exercise of stock options	-	132,634
Balance, June 30, 2007	46,295,971	$ 104,461,414

(c) Stock options:

At June 30, 2007 there were 2,886,328 stock options outstanding. During the current quarter, the Company granted 70,000 stock options and recorded $184,769 (2006 – $234,316, including discontinued operations) as compensation expense. For the six months ended June 30, 2007, the Company granted 275,000 stock options and recorded $404,567 (2006 – $432,216, including discontinued operations) as compensation expense.

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Notes to Consolidated Financial Statements, page 3

Three and six month periods ended June 30, 2007 and 2006
(unaudited)

3. Segmented information:

(a) Sales by geographic segment:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
United States	$ 5,912,000	$ 7,662,000	$ 16,423,000	$ 17,563,000
Canada	5,695,000	6,450,000	10,437,000	9,664,000
Europe	1,439,000	1,306,000	3,467,000	2,241,000
Other	2,847,000	1,489,000	5,071,000	2,952,000

Sales are attributed to geographic segments based on the location of the customer.

(b) Assets by geographic segment:

	June 30, 2007	December 31, 2006
United States	$38,533,000	$ 45,476,000
Canada	32,486,000	20,346,000

4. Discontinued operations:

As a result of the Company's decision to divest its Wireless product lines during 2006, the Telematics and the Fixed Wireless Telephone product lines of the Wireless Business Unit have been classified as discontinued operations in these financial statements.

The results of discontinued operations are as follows:

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six month ended June 30, 2007	Six month ended June 30, 2006
Sales	$ -	$ 2,515,027	$ -	$ 11,466,302
Cost of sales	-	2,092,669	-	9,772,301
	-	422,358	-	1,694,001
Expenses:				
Research and development	-	711,469	-	2,098,157
Sales and marketing	-	415,340	-	996,943
General and administrative	122,155	198,186	227,045	449,400
Stock-based compensation	-	48,500	-	103,097
Amortization	-	154,636	-	422,922
	122,155	1,528,131	227,045	4,070,519
Loss before undernoted items	(122,155)	(1,105,773)	(227,045)	(2,376,518)
Gain on sale of product line	-	(190,000)	-	(190,000)
Severance and wind-down costs	-	2,021,000	-	2,021,000
Interest income	-	(7,510)	-	(21,257)
Goodwill impairment	-	-	-	8,000,000
Loss from discontinued operations	$ (122,155)	$(2,929,263)	$ (227,045)	$ (12,186,261)

4. Discontinued operations (continued):

Assets and liabilities presented in the consolidated balance sheet are recorded at fair value and include the following assets and liabilities of discontinued operations:

	June 30, 2007	December 31, 2006
Current assets	$ 434,693	$ 1,360,735
Property and equipment	116,380	116,380
Current liabilities	(253,924)	(974,505)
	$ 297,149	$ 502,610

The cash flow from discontinued operations is as follows:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Cash flows from (used in) operating activities:				
Loss from discontinued operations	$ (122,155)	$ (2,929,263)	$ (227,045)	$ (12,186,261)
Items not involving cash:				
Amortization	-	154,636	-	422,922
Stock-based compensation	-	48,500	-	103,097
Goodwill impairment	-	–	-	8,000,000
Gain on sale of product line	-	(190,000)	-	(190,000)
	(122,155)	(2,916,127)	(227,045)	(3,850,242)
Change in non-cash operating working capital:				
Current assets	84,336	4,321,331	926,042	5,728,728
Current liabilities	(492,757)	(2,411,012)	(720,581)	(7,891,473)
	(530,576)	(1,005,808)	(21,584)	(6,012,987)
Cash flows from (used in) financing activities:				
Capital lease obligations	-	(47,416)	-	(346,812)
Proceeds on sale of product line, net of disposition costs	-	3,324,477	-	3,324,477
	-	3,277,061	-	2,977,665
Cash flows used in investing activities:				
Purchase of property and equipment	-	(45,437)	-	(117,035)
	$ (530,576)	$ 2,225,816	$ (21,584)	$ (3,152,357)

5. Seasonality of Operations:

A large portion of the Company's revenues are derived from agricultural markets in the Northern Hemisphere. As a result, the Company's revenues are subject to seasonality associated with the heaviest buying season of such markets which takes place in the first half of the calendar year.

6. Related Party Transactions:

Pursuant to the agreements relating to the purchase of the Outback business in April 2005, RHS, Inc., a company controlled by a director and former executive of the Company, has indemnified the Company for 50% of the costs associated with an outstanding patent infringement lawsuit up to a maximum of US$1.5 million. The indemnification is secured by 450,000 common shares of the Company that will remain in escrow until the earlier of the settlement of the associated claims or ten years after closing of the acquisition. At June 30, 2007, accounts receivable includes $1,595,000 owing from RHS, Inc. related to costs incurred by the Company and recoverable pursuant to this indemnification.

Hemisphere GPS Inc.
(formerly CSI Wireless Inc.)
Interim Management Discussion and Analysis
Three and six month periods ended June 30, 2007

File No. 82-34943

The following discussion and analysis is effective as of August 2, 2007 and should be read together with the unaudited interim consolidated financial statements and the accompanying notes. Additional information relating to Hemisphere GPS Inc. ("Hemisphere GPS" or the "Company"), including the Company's Annual Information Form, can be found on SEDAR (www.sedar.com) which is supplemental to unaudited interim consolidated financial statements and notes for the three and six month periods ended June 30, 2007.

Overview

Hemisphere GPS Inc. is engaged in the design, manufacture and sale of innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company received approval to change the name of the company from CSI Wireless Inc. to Hemisphere GPS Inc. at the Special and Annual General Meeting of its shareholders on May 9, 2007. Hemisphere GPS has three primary product lines: ground agriculture products, aerial agriculture products and precision products for GIS and marine markets.

Results of Operations

Quarter Ended June 30, 2007 versus Quarter Ended June 30, 2006

Revenue

For the three months ended June 30, 2007, revenue was $15.9 million, down 6% from revenues of $16.9 million for the same period of 2006. North American revenues were lower in the second quarter of 2007 relative to 2006, primarily in the ground agriculture product line. Production capacity limitations in the first quarter of 2006 deferred some sales of the Company's Outback ground agriculture products into the second quarter which resulted in a particularly strong second quarter in 2006. International sales have been strong with growth of over 50% in the second quarter compared to 2006, and over 60% year to date.

The majority of Hemisphere GPS's revenues are derived from sales to the North American agriculture market. Year to date, North American sales of ground agriculture products have been relatively flat compared to 2006. Severe weather conditions in some U.S. regions impacted sales promotions activity and, the Company believes, farm purchasing decisions. The North American agriculture market has also been impacted by higher farm input costs, such as fuel, fertilizer and seed – which are incurred at the front end of the farming cycle, whereas higher grain prices are not realized until the crop is harvested and sold. As a result, the impact of higher grain prices is expected to be seen when 2007 crops are harvested and sold later in the year.

Gross Margin

Gross margins for the quarter of $7.4 million are down from $8.4 million for the same quarter of 2006. In percentage terms, gross margins have decreased to 47% from 50% in 2006. Gross margins were lower due primarily to a higher mix of international and OEM sales, as well as certain promotional pricing targeted to mitigating the inventory exposure associated with an end of life product.

Expenses

Total operating expenses of $6.9 million increased by $1.0 million, or 17%, compared to the second quarter of 2006. This increase is primarily a result of higher legal expenses.

Research and development expenses increased by approximately 6% compared to the second quarter of 2006. On an annual basis, the Company has a target for research and development costs of 10% of revenue. The investment in research and development activities is critical for the Company to maintain and build its position in current and targeted markets.

Sales and marketing expenses were lower in the second quarter of 2007 by $139 thousand as a result of lower commissions expense associated with the decrease in revenues. General and administrative expenses increased by $1.1 million compared to the second quarter of 2006. The increase is primarily attributable to increased legal expenses associated with a patent infringement lawsuit relating to the Company's GPS products. The Company does not believe that its products infringe upon the referenced patent and is aggressively defending its position.

Liquidity and Capital Resources

Hemisphere GPS held cash of $12.4 million at the end of the second quarter compared to a balance of $12.8 million at March 31, 2007. The primary items impacting the cash balance during the second quarter were:

- Cash generated by continuing operations, prior to working capital changes, was $1.1 million compared to $1.5 million in the second quarter of 2006.
- During the quarter, the Company sold the marketable securities held on the balance sheet at March 31, 2007 for proceeds of $600 thousand.
- Inventories increased to $12.8 million at June 30, 2007 from $12.2 million at March 31, 2007. This increase arises due to lower sales to North American agricultural markets than anticipated.
- Accounts payable decreased by $1.1 million during the second quarter relating to lower activity levels associated with the end of the strongest agricultural buying season.
- Total deferred revenue increased by $169 thousand during the second quarter, relating to sales proceeds received from customers for the Company's three year Extended Service Program ("ESP") on sales of Outback products, net of amortization for ESP contracts. The ESP program was first introduced in November 2005 and enables customers to extend their warranty from the standard one year warranty to three years. The revenue is amortized into income over the second and third years, as the extended service is made available to the customer.
- Total capital spending related to continuing operations in the second quarter of 2007 was $422 thousand primarily related to production equipment and computer equipment.
- Cash used in discontinued operations in the second quarter was $531 thousand for operating expenses and changes in working capital.
- During the second quarter, 150,902 stock options were exercised for proceeds of $299 thousand.
- As of August 2, 2007, there were 46,348,451 common shares outstanding.

Hemisphere GPS has an unused operating line of credit with its bank with a maximum borrowing limit of $7.0 million. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Company has entered into a general security agreement with its bank to secure such indebtedness.

The table below sets forth the repayment schedule of Hemisphere GPS's capital lease obligations at June 30, 2007:

	Payments Due by Period		
	Total	less than 1-year	1 to 3 years
Capital lease obligations	$ 262,169	$ 262,169	$ –

Critical Accounting Policies and Estimates

Hemisphere GPS prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

Effective January 1, 2007, the Company has adopted the following new accounting standards relating to financial instruments:

- CICA Handbook Section 3855 – "Financial Instruments – Recognition and Measurement";
- CICA Handbook Section 3861 – "Financial Instruments – Disclosure and Presentation";
- CICA Handbook Section 1530 – "Comprehensive Income"; and
- CICA Handbook Section 3865 – "Hedges".

Under these standards, financial instruments must be classified into one of five categories: (i) held-for-trading, (ii) held-to-maturity, (iii) loans and receivables, (iv) available-for-sale, and (v) other financial liabilities. The new standards require that all financial instruments within the scope of the standards, including all derivative instruments, be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities – except those in the held-for-trading and available-for-sale categories – must be determined at amortized cost using the effective interest rate method. Held-for-trading financial instruments are measured at fair value with changes in fair value recognized in earnings. Available-

for-sale financial instruments are measured at fair value with changes in fair value recognized in comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated accounts receivable as "loans and receivables", which are measured at amortized cost. Marketable securities have been designated as "held-for-trading" which are measured at fair value with changes in such value included in earnings. Accounts payable and accrued liabilities and long-term debt are classified as "other financial liabilities" which are measured at amortized cost.

The Company also adopted as of January 1, 2007 new standards with respect to "comprehensive income". The new standards require a "statement of comprehensive income", if there are items that give rise to "comprehensive income or loss". The Company did not identify any such items giving rise to "comprehensive income or loss" in the three and six month periods ended June 30, 2007, or that would result in an adjustment to opening balances for accumulated other comprehensive income or loss.

The Company was also required to adopt new accounting standards with respect to hedging activities. As the Company does not currently have a hedging program that is impacted by this accounting standard, the adoption of these standards has no impact on the financial statements.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

There were no changes in significant estimates in the quarter.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting that occurred during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. For further discussion of internal controls over financial reporting, refer to the Company's Annual Report for the year ended December 31, 2006.

The information in the Management's Discussion and Analysis (MD&A) contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations and changes in how they are interpreted and enforced; fluctuations in foreign exchange and interest rates; stock market volatility and market valuations; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions; stock market volatility and market valuations and changes in income tax laws. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive from them. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

File No.
82-34943

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, CAMERON B. OLSON, Senior Vice President and Chief Financial Officer of Hemisphere GPS Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Hemisphere GPS Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 3, 2007

Cameron B. Olson
Senior Vice President and
Chief Financial Officer

File No.
82-34943

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, STEVEN L. KOLES, President and Chief Executive Officer of Hemisphere GPS Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Hemisphere GPS Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 3, 2007

Steven L. Koles
President and Chief Executive Officer

Hemisphere GPS PRESS RELEASE

For Immediate Release

Hemisphere GPS Reports 2007 Second Quarter Results

Crop planting, high grain prices indicate record crops/income pending for core customer segment

Calgary, AB — August 1, 2007— (TSX:HEM) Hemisphere GPS, a designer and manufacturer of advanced GPS products, today reported financial results for the three and six-month periods ended June 30, 2007.

In 2006, the Company made the strategic decision to divest its wireless businesses in order to focus its resources exclusively on its GPS product lines, where it is a market leader with significant competitive advantages and intellectual property. The wireless components of the business are thus accounted for as discontinued operations in the Company's financial statements.

"This is perhaps the most exciting time in Hemisphere GPS' history, with the strong momentum and outlook for our largest customer base - North American farming operations," stated Steven Koles, President & CEO of Hemisphere GPS. "85% of our revenues are derived from sales to the agriculture market, which is currently investing to produce record crops this harvest and leverage the high prices for agriculture commodities. This suggests a substantial increase in farming income and cash flows following the harvest of 2007, and is also widely expected to continue for the next several years. However, for 2007, an increased level of up-front cash investment for North American farming is being used for expanded planting and increased costs of farm inputs, including seed, fertilizer and fuel, leaving less cash available for new farming equipment and technology in the second quarter. This has resulted in marginal Q2 growth for most Ag equipment suppliers in North America. This is anticipated to swing significantly in 2008 as the benefits of substantially higher grain prices for the 2007 harvest are realized and reinvested into increasing crop yields."

Hemisphere GPS' international sales, including southern hemisphere markets such as South America and Australia which have already been reaping harvest at the higher commodity prices, delivered healthy sales growth of over 50% in the second quarter compared to 2006, and over 60% year to date.

The strength of the agriculture market, as well as market demand from the marine and air business units, has helped propel the Company's GPS sales revenues to record levels in the first half of 2007. Recent increases in agricultural commodity prices and other macro-economic factors, such as low inventory levels and demand for bio-fuels, are leading to broad expectations for several years of profit growth within the agriculture sector and rural populations. Higher farming profits are anticipated to result in increased investment in farm equipment and technologies such as GPS that improve farming efficiencies, crop yields and cash flow.

2007 will be Hemisphere GPS' first full year as a pure-play GPS company. The Company is the market share leader in the growing market for precision agriculture guidance technology and products, as well as in other markets such as marine. Hemisphere GPS owns the widely recognized and respected brand names associated with precision agriculture; Outback®, Satloc® and Del Norte™.

Second Quarter 2007 Financial Review

For the second quarter ended June 30, 2007, Hemisphere GPS reported revenues of $15.9 million, as compared to $16.9 million in the second quarter of 2006. Revenues for the twelve month period ending June 30, 2007 were 9% higher compared to the twelve month period ending June 30, 2006.

"Our Q2 results are not indicative of the growth opportunity in front of us over the next several years and should not be misinterpreted," said Mr. Koles. The majority of Hemisphere GPS' revenues are derived from sales to the North American agriculture market. This year the agriculture market has been impacted by higher farm input costs which are incurred at the

the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:

Cameron Olson
Chief Financial Officer
Hemisphere GPS
403-259-3311
COlson@hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

HEMISPHERE GPS INC.

Consolidated Balance Sheets
(unaudited)

	June 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 12,430,697	$ 11,160,405
Accounts receivable	9,087,930	4,995,204
Inventories	12,810,878	11,479,139
Deferred commissions	181,276	111,619
Prepaid expenses and deposits	423,194	550,530
Current assets of discontinued operations	434,693	1,360,735
	35,368,668	29,657,632
Deferred commissions	325,522	246,414
Property and equipment	8,255,797	8,507,990
Intangible assets	3,991,219	4,332,591
Goodwill	22,961,432	22,961,432
Assets of discontinued operations	116,380	116,380
	$ 71,019,018	$ 65,822,439
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 7,852,623	$ 5,785,501
Deferred revenue	1,056,960	773,527
Current portion of long-term debt	-	300,517
Current portion of capital leases	262,169	291,057
Current liabilities of discontinued operations	253,924	974,505
	9,425,676	8,125,107
Deferred revenue	2,183,781	1,672,116
Capital lease obligations	-	101,714
Shareholders' equity:		
Share capital	104,461,414	104,013,743
Contributed surplus	3,044,514	2,776,468
Deficit	(48,096,367)	(50,866,709)
	59,409,561	55,923,502
	$ 71,019,018	$ 65,822,439

HEMISPHERE GPS INC.

Consolidated Statements of Operations and Deficit
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Sales	$ 15,892,790	$ 16,906,522	$ 35,397,651	$ 32,420,557
Cost of sales	8,478,103	8,527,815	18,320,669	17,839,429
	7,414,687	8,378,707	17,076,982	14,581,128
Expenses:				
Research and development	1,296,534	1,227,480	2,562,897	2,397,616
Sales and marketing	2,202,955	2,341,897	5,295,084	5,160,966
General and administrative	2,642,049	1,531,524	4,607,221	2,861,553
Stock-based compensation	184,769	185,816	404,567	329,119
Amortization	561,677	618,978	1,164,805	1,205,904
	6,887,984	5,905,695	14,034,574	11,955,158
Earnings before undernoted items	526,703	2,473,012	3,042,408	2,625,970
Foreign exchange loss	273,332	761,764	226,479	828,374
Interest and other income	(146,451)	(93,949)	(220,267)	(109,776)
Loss on sale of marketable securities	38,809	-	38,809	-
Restructuring costs	-	1,043,000	-	1,043,000
Earnings from continuing operations	361,013	762,197	2,997,387	864,372
Loss from discontinued operations	(122,155)	(2,929,263)	(227,045)	(12,186,261)
Net earnings (loss) and comprehensive income	238,858	(2,167,066)	2,770,342	(11,321,889)
Deficit, beginning of period	(48,335,225)	(40,134,969)	(50,866,709)	(30,980,146)
Deficit, end of period	$(48,096,367)	$(42,302,035)	$(48,096,367)	$(42,302,035)
Earnings per common share from continuing operations:				
Basic and diluted	$ 0.01	$ 0.02	$ 0.06	$ 0.02
Earnings (loss) per common share:				
Basic and diluted	$ 0.01	$ (0.05)	$ 0.06	$ (0.25)
Weighted average shares outstanding:				
Basic	46,188,924	45,926,078	46,142,078	45,912,790
Diluted	46,537,696	45,926,078	46,311,534	45,912,790

HEMISPHERE GPS INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Cash flows from (used in) operating activities:				
Earnings from continuing operations	$ 361,013	$ 762,197	$ 2,997,387	$ 864,372
Items not involving cash:				
Amortization	561,677	618,978	1,164,805	1,205,904
Stock-based compensation	184,769	185,816	404,567	329,119
Loss on sale of marketable securities	38,809	-	38,809	-
Unrealized foreign exchange gain	-	(18,034)	-	(4,106)
	1,146,268	1,548,957	4,605,568	2,395,289
Change in non-cash operating working capital:				
Accounts receivable	218,664	980,763	(4,731,933)	(348,652)
Inventories	(607,584)	(476,053)	(1,331,739)	483,537
Prepaid expenses and deposits	(46,587)	253,359	127,336	222,668
Deferred commissions	(27,354)	(118,129)	(148,765)	(259,439)
Accounts payable and accrued liabilities	(1,063,502)	(2,687,601)	2,067,122	442,298
Deferred revenue	169,129	(954,483)	795,098	1,726,977
	(210,966)	(1,453,187)	1,382,687	4,662,678
Cash used in discontinued operations	(530,576)	(1,005,808)	(21,584)	(6,012,987)
	(741,542)	(2,458,995)	1,361,103	(1,350,309)
Cash flows from (used in) financing activities:				
Long-term debt	-	(127,008)	(300,517)	(255,889)
Capital lease obligations	(82,289)	(99,773)	(130,602)	(166,387)
Issue of share capital, net of share issue costs	299,217	237,975	311,151	330,699
Cash from discontinued operations	-	3,277,061	-	2,977,665
	216,928	3,288,255	(119,968)	2,886,088
Cash flows from (used in) investing activities:				
Purchase of property and equipment	(422,086)	(189,791)	(571,241)	(700,090)
Business acquisition, net	-	-	-	(959,302)
Proceeds on sale of marketable securities	600,398	-	600,398	-
Cash used in discontinued operations	-	(45,437)	-	(117,035)
	178,312	(235,228)	29,157	(1,776,427)
Increase (decrease) in cash position	(346,302)	594,032	1,270,292	(240,648)
Cash, beginning of period	12,776,999	11,760,674	11,160,405	12,595,354
Cash, end of period	$ 12,430,697	$ 12,354,706	$ 12,430,697	$ 12,354,706

File No.
82-34943

Hemisphere GPS — PRESS RELEASE

For Immediate Release

Hemisphere Second Quarter Conference Call Notice

Calgary, Alberta – July 27, 2007 - (TSX:HEM): Hemisphere GPS, a designer and manufacturer of advanced GPS products, will release its second quarter financial results for the period ended June 30, 2007, prior to the open of trading on the Toronto Stock Exchange on Wednesday August 1, 2007.

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for August 1 at 8:00 a.m. Eastern Time to discuss the financial results and provide updates on operations.

To participate, please dial 416-850-9144, or 1-866-400-3310 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the CSI Wireless Web site at http://www.csi-wireless.com. The Web cast will be archived there for later review.

A recording of the call will be available through August 11. Please dial 416-915-1035 or 1-866-245-6755 and enter the reservation number 377111 to listen to the rebroadcast.

About Hemisphere GPS

Hemisphere GPS, Inc. designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents, and other intellectual property. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS go to www.hemispheregps.com.

For more information, please contact:

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Hemisphere GPS

PRESS RELEASE

For Immediate Release

Hemisphere GPS' Crescent™ R100 Series RTK Technology now shipping

Calgary, AB — July 17, 2007— (TSX:HEM) Hemisphere GPS, a designer and manufacturer of advanced GPS products, announced today that their Crescent R100 Series DGPS Receivers now support RTK (Real-Time Kinematic) and is in full production release and available as an upgrade to all customers. Using Hemisphere GPS' patented RTK technology, Crescent R100 Series Receivers use both GPS and SBAS (WAAS/EGNOS/MSAS) to provide rapid initialization, improved reliability, and real-time centimeter level accuracy. For professionals in fields such as survey, GIS, precision agriculture, and dredging, this technological advance translates to an extremely accurate, versatile, and robust positioning solution at a fraction of the cost of traditional dual-frequency RTK systems.

"By applying our Crescent RTK Technology to our Crescent R100 Series Receivers, Hemisphere GPS is not only meeting the demands of the marketplace for accuracy and affordability, we are also setting the standard for the industry," said Steven Koles, President and CEO of Hemisphere GPS. "No other product on the market offers the flexibility and value of our Crescent R100 Receivers".

In addition to the new RTK feature, Crescent R100 Series multipurpose receivers also feature an L-Dif 20cm option and Hemisphere GPS' exclusive COAST™ and e-Dif® technologies. These receivers also support many differential correction options including SBAS, Radio Beacon, and OmniSTAR®. USB communication and a powered serial port for Bluetooth dongle support will also be available soon.

"We have packed these portable receivers with features that allow them to provide accurate GPS positioning, in almost any environment, anywhere in the world," added Mr. Koles. "The Crescent R100 Series is another example of Hemisphere GPS' commitment to leading the market with innovative and affordable GPS applications."

About Hemisphere GPS

Hemisphere GPS, Inc. (formerly CSI Wireless Inc.), designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents, and other intellectual property. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:

John Bohlke
Director of Product Marketing
Hemisphere GPS
Phone: (480) 348-9919
E-mail: JBohlke@hemispheregps.com
www.hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

File No. 82-34933

Hemisphere GPS PRESS RELEASE

For Immediate Release

Hemisphere GPS Introduces Crescent V100 Series GPS Compass

Aberdeen, Scotland —June 19, 2007 — (TSX: HEM) Today, Hemisphere GPS, the industry leader in GPS compass products, introduced its new Crescent® V100™ and V110™ GPS Compasses at the OCEANS Conference and Tradeshow in Aberdeen, Scotland. These all-in-one Vector products incorporate Hemisphere GPS' Crescent Technology to provide precision heading and positioning for marine navigation and a variety of other applications. Crescent V100 Series GPS Compasses are practical, affordable, accurate, and reliable alternatives to traditional gyro compasses.

Crescent V100 Series boasts a rugged and maintenance-free smart antenna design. It combines Hemisphere GPS' Crescent Vector™ board and two multipath-resistant antennas, all housed in a half meter length enclosure for simple installation and portability. Crescent V100 Series provides better than 0.3° heading accuracy and includes SBAS (WAAS, EGNOS, etc.) differential capable of providing better than 60 cm positioning accuracy. Crescent V110 incorporates a beacon differential option. Both models feature integrated gyro and tilt sensors, which deliver faster startup times, smoothed heading output and continuous heading updates for up to 3 minutes during temporary loss of GPS signals. Hemisphere GPS' exclusive COAST™ technology is also included in order maintain sub-meter positioning during temporary loss of differential signal.

Given the solid reputation of their Vector products, Hemisphere GPS anticipates that Crescent V100 Series will be very well received by consumers. Deputy Port Hydrographer for the Port of London, John Dillon-Leech stated, "Our Hemisphere GPS Vector systems provide excellent performance and reliability. We look forward to using the new V100 receivers."

"Our newly improved Crescent V100 Series GPS Compass has tremendous market potential as a replacement or augmentation for traditional fluxgate and gyro compasses," stated Steven Koles, President and CEO of Hemisphere GPS. "The fluxgate and gyro compass market is sizable, with over 30,000 units sold annually, or about $60 million in sales. GPS compasses are being implemented in naval applications in greater rates, as integrated bridges with central consoles require accurate and reliable heading inputs for navigation and autopilots. With Hemisphere GPS' proven ability to quickly develop and deliver a variety of high-value GPS solutions, we are well positioned to take advantage of this lucrative market."

Please visit Hemisphere GPS at the OCEANS Conference and Tradeshow in Aberdeen, Scotland, from June 19th – 21st. Crescent V100 Series and the other latest Hemisphere GPS products will be on display in the Saderet Limited booth (Stand 24).

About Hemisphere GPS

Hemisphere GPS, Inc. (formerly CSI Wireless Inc.), designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents, and other intellectual property. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS go to www.hemispheregps.com.

File No.
82-34943

ARTICLES OF AMENDMENT

Business Corporations Act
(Alberta)
Section 29 or 177

1. Name of Corporation:	**2. Corporate Access Number:**
CSI Wireless Inc.	**204257844**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 173(1)(a) of the *Business Corporations Act* (Alberta) the Corporation changes its name from "CSI Wireless Inc." to "Hemisphere GPS Inc."

Steven Koles
Name of Person Authorizing (please print)

[Signature]
Signature

President & CEO
Title (please print)

May 9, 2007
Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330

G:\051434\0093\Articles of Amendment 01.DOC

File No.
82-34943

CORPORATE ACCESS NUMBER: 204257844

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

CSI WIRELESS INC.
CHANGED ITS NAME TO **HEMISPHERE GPS INC.** ON 2007/05/10.

REGISTRAR OF CORPORATIONS

END